02 NOV -5 AM 8:27

CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

October 30, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

02055850

Attention Ms Amy O'Brien

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

SUPPL

Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze, S.p.A. (the "Company"). In connection with the initial submission made on our behalf on November 22, 2000, we indicated that we would subsequently advise you of the number of holders of our ordinary shares resident in the United States. Based upon information provided to us by Monte Titoli, S.p.A. (the Italian national clearance and depositary system) and Clearstream Banking, S.A., as of May 2002, the number of holders of record of our ordinary shares resident in the United States is 50.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

dlw 11/14

Mod. MI 10208 Q - FI - 300.000 - 12/01